Exhibit 3(ii)

Article Three

Directors

Section A. Number and Terms of Office. The business of the corporation shall be controlled and managed in accordance with the Indiana Business Corporation Law by a board of thirteen directors. The corporation elects not to be governed by IND. CODE §23-1-33-6(c).

Section B. Eligibility. No person shall be eligible for election or reelection as a director after having attained the age of seventy-five prior to or on the day of election or reelection. A director who attains the age of seventy-five during his or her term of office shall be eligible to serve only until the annual meeting of shareholders of the corporation next following such director’s seventy-fifth birthday, or until his or her successor is elected and qualified.